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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 19)


                          Sovereign Bancorp, Inc.

                              (Name of Issuer)


                      Common Stock (without par value)

                       (Title of Class of Securities)


                                845905 10 8

                               (CUSIP Number)


                            Frederick J. Jaindl
                            Jaindl's Turkey Farm
                            3150 Coffeetown Road
                        Orefield, Pennsylvania 18069
                               (610) 395-3333

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             October 5, 1995

          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

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---------------------
CUSIP NO. 845905 10 8
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Frederick John Jaindl
      SS No.: ###-##-####
------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [  ]
                                                   (b)  [X ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             2,267,138.49
   SHARES         ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               2,267,138.49
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,267,138.49
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                        [X ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        4.9%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------

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            This Amendment No. 19 dated October 10, 1995 (this "Amendment"), to the Schedule 13D filed by Frederick J. Jaindl (the "Reporting Person") dated September 3, 1986 (the "Original Statement"), as amended by Amendment No. 1 dated March 15, 1989, Amendment No. 2 dated May 12, 1989, Amendment
No. 3 dated June 5, 1989, Amendment No. 4 dated August 7, 1989, Amendment
No. 5 dated September 1, 1989, Amendment No. 6 dated December 20, 1989, Amendment No. 7 dated September 4, 1990, Amendment No. 8 dated September
24, 1992, Amendment No. 9 dated May 6, 1993, Amendment No. 10 dated June 1, 1993, Amendment No. 11 dated December 20, 1993, Amendment No. 12 dated January 5, 1994, Amendment No. 13 dated January 3, 1994, Amendment No. 14 dated January 19, 1994, Amendment No. 15 dated April 26, 1994, Amendment
No. 16 dated April 27, 1995, Amendment No. 17 dated July 12, 1995 and Amendment No. 18 dated July 26, 1995 (as amended, the "Schedule 13D"), amends and supplements the Schedule 13D with respect to the common stock, without par value ("Common Stock"), of Sovereign Bancorp, Inc., a Pennsylvania corporation ("Sovereign"). Based on the information as to the number of outstanding shares of Common Stock set forth in the most recent publicly available filings of Sovereign with the Securities and Exchange Commission, the Reporting Person believes that it will not be deemed to beneficially own (as such term is defined in the rules and regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended) more than five percent of the outstanding shares of Common Stock.
As a consequence, this Amendment is the Reporting Person's final amendment to the Original Statement. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and supplemented by adding thereto the following:

            (a)-(d) Based on the information set forth herein and information contained in the most recent publicly available filings of Sovereign with the Securities and Exchange Commission, the Reporting Person beneficially owns the number and percentage of outstanding shares of Common Stock listed in his responses to Items 11 and 13, respectively, of the cover page filed herewith. In addition, the number of shares of Common Stock which may be deemed beneficially owned by the Reporting Person with respect to which the Reporting Person (i) has sole voting power,
(ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the

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responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith. The Reporting Person expressly disclaims beneficial ownership of Common Stock held by his children, a charitable trust and various trusts for the benefit of his grandchildren over which he has no voting or dispositive power. Attached hereto as Annex A is a schedule of dispositions of Common Stock by the Reporting Person since the filing of Amendment No. 18 to the Schedule 13D. The gross proceeds less commissions from the transactions set forth on Annex A is $5,341,702.38.


Item 6.     Contracts, Arrangements, Understandings
            or Relationships with Respect to Securities of the Issuer.

            Item 6 is hereby amended and supplemented by adding thereto the following:

            Attached hereto as Annex B is a schedule of call option contracts sold by the Reporting Person. Each of the American Style Option Contracts was sold on the Philadelphia Stock Exchange and permits the owner of each contract to purchase 100 shares of Common Stock at a price of $12.50 per share at any time on or prior to January 20, 1996, the expiration date of each such contract.
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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 1995




                                /s/ Frederick J. Jaindl
                                    Frederick J. Jaindl
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                                                                    Annex A





                  COMMON STOCK TRANSACTIONS AND TRANSFERS




      Date        Transaction # Shares    $/Share


      09/11/95    Market Sale  20,000     $10.56
      09/11/95    Market Sale   5,000     $10.56
      09/12/95    Market Sale  30,000     $10.56
      09/12/95    Market Sale   5,000     $10.69
      09/12/95    Market Sale   4,900     $10.72
      09/12/95    Market Sale  20,000     $10.56
      09/12/95    Market Sale  10,000     $10.59
      09/12/95    Market Sale  20,000     $10.69
      09/13/95    Market Sale  11,300     $10.69
      09/14/95    Market Sale   7,500     $10.63
      09/15/95    Market Sale  10,000     $10.56
      09/20/95    Market Sale  11,400     $10.69
      09/20/95    Market Sale  20,000     $10.63
      09/21/95    Market Sale  50,000     $10.56
      09/21/95    Market Sale  17,500     $10.69
      09/21/95    Market Sale  50,000     $10.63
      09/25/95    Market Sale   4,500     $10.69
      09/26/95    Market Sale  10,000     $10.63
      09/26/95    Market Sale   7,100     $10.69
      09/27/95    Market Sale 140,000     $10.69
      09/27/95    Gift         18,900     $ 0.00
      10/02/95    Market Sale  10,000     $10.69
      10/04/95    Gift          4,800     $ 0.00
      10/05/95    Market Sale  40,000     $10.69
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                                                                    Annex B






American Style Option Contracts


Date        Transaction             # Contracts # Shares    Price/Share

09/13/95    Market Sale Call Option       50       5,000      $12.50